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NEWS RELEASE                                                        Exhibit 99.2

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(985) 872-2100                                                    (985) 872-2100
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
WEDNESDAY, JULY 25, 2001


                         GULF ISLAND FABRICATION, INC.
                        REPORTS SECOND QUARTER EARNINGS

     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $2.9 million ($.25 diluted EPS) on revenue of $34.3 million for its second quarter ended June 30, 2001, compared to net income of $1.0 million ($.09 diluted EPS) on revenue of $28.4 million for the second quarter ended June 30, 2000. Net income for the first six months of 2001 was $3.9 million ($.33 diluted EPS) on revenue of $61.8 million, compared to net income of $2.1 million ($.18 diluted EPS) on revenue of $60.1 million for the six months of 2000.

     At June 30, 2001, the company had a revenue backlog of $39.8 million and a labor backlog of approximately 720 thousand man-hours remaining to work.

                      SELECTED BALANCE SHEET INFORMATION
                                (in thousands)

                                                       June 31,    December 31,
                                                         2001          2000
                                                      ----------   ------------
Cash and short-term investments                        $ 20,959      $ 26,103
Total current assets                                     58,683        47,546
Property, plant and equipment, at cost, net              40,932        42,662
Total assets                                            105,250        96,062
Total current liabilities                                15,247        10,371
Debt                                                          0             0
Shareholders' equity                                     85,495        81,266
Total liabilities and shareholders' equity              105,250        96,062

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.
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
                                                                                                                   Exhibit 99.2

                                                  GULF ISLAND FABRICATION,  INC.
                                           CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                                              (in thousands, except per share data)

                                                              Three Months Ended                      Six Months Ended
                                                                   June 30,                               June 30,
                                                     ----------------------------------      ----------------------------------
                                                          2001                2000                2001                2000
                                                     --------------      --------------      --------------      --------------
Revenue                                                 $  34,267           $  28,380           $  61,825           $  60,121
Cost of revenue                                            28,630              25,930              53,905              55,123
                                                     --------------      --------------      --------------      --------------
Gross profit                                                5,637               2,450               7,920               4,998
General and administrative expenses                         1,202               1,036               2,343               2,160
                                                     --------------      --------------      --------------      --------------
Operating income                                            4,435               1,414               5,577               2,838

Other income (expense):
   Interest expense                                            (9)                 11                 (18)                 (7)
   Interest income                                            265                 293                 579                 612
   Other - net                                               (102)                (44)               (109)               (101)
                                                     --------------      --------------      --------------      --------------
                                                              154                 260                 452                 504
                                                     --------------      --------------      --------------      --------------
Income before income taxes                                  4,589               1,674               6,029               3,342
Income taxes                                                1,649                 646               2,171               1,207
                                                     --------------      --------------      --------------      --------------
Net income                                              $   2,940           $   1,028           $   3,858           $   2,135
                                                     ==============      ==============      ==============      ==============
Per share data:
   Basic earnings per share                             $    0.25           $    0.09           $    0.33           $    0.18
                                                     ==============      ==============      ==============      ==============
   Diluted earnings per share (1)                       $    0.25           $    0.09           $    0.33           $    0.18
                                                     ==============      ==============      ==============      ==============
Weighted-average shares                                    11,705              11,664              11,701              11,651
                                                     ==============      ==============      ==============      ==============
Adjusted weighted-average shares (1)                       11,802              11,768              11,824              11,740
                                                     ==============      ==============      ==============      ==============
Depreciation and  amortization
  included in expense above                             $   1,220           $   1,175           $   2,405           $   2,399
                                                     ==============      ==============      ==============      ==============


(1) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.